UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                            FOAMEX INTERNATIONAL INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   344123-10-4
                                 (CUSIP Number)

                           Philip N. Smith, Jr., Esq.
                       Trace International Holdings, Inc.
                                 375 Park Avenue
                                   11th Floor
                            New York, New York 10152
                                 (212) 230-0400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 25, 1998

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                         Continued on following page(s)
                               Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1     Name of Reporting Person
            I.R.S. Identification Nos. of Above Persons (entities only)

            Trace International Holdings, Inc.
            58-1080969

2     Check the Appropriate Box If a Member of a Group

                                     a. |_|
                                     b. |x|

3     SEC Use Only

4     Source of Funds  (See Instructions)
            BK, 00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

            Delaware

                  7     Sole Voting Power
 Number of                  4,474,753
   Shares
Beneficially      8     Shared Voting Power
  Owned By                  7,050,247
    Each
  Reporting       9     Sole Dispositive Power
   Person                   4,474,753
    With
                  10    Shared Dispositive Power
                            7,050,247


11    Aggregate Amount Beneficially Owned by Each Reporting Person
                           11,525,000


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                         |_|

13    Percent of Class Represented By Amount in Row (11)
                         46.1%

14    Type of Reporting Person  (See Instructions)
                         CO

                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1     Name of Reporting Person
            I.R.S. Identification Nos. of Above Persons (entities only)

            Trace Foam Sub, Inc.
            13-3808758

2     Check the Appropriate Box If a Member of a Group

                                     a. |_|
                                     b. |x|

3     SEC Use Only

4     Source of Funds  (See Instructions)
            00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

            Delaware

                  7     Sole Voting Power
 Number of                      0
   Shares
Beneficially      8     Shared Voting Power
  Owned By                  7,000,247
    Each
  Reporting       9     Sole Dispositive Power
   Person                       0
    With
                  10    Shared Dispositive Power
                            7,000,247


11    Aggregate Amount Beneficially Owned by Each Reporting Person
                            7,000,247


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                        |_|

13    Percent of Class Represented By Amount in Row (11)
                         28.0%

14    Type of Reporting Person  (See Instructions)
                         CO

                               Page 3 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1     Name of Reporting Person
            I.R.S. Identification Nos. of Above Persons (entities only)

            Marshall S. Cogan


2     Check the Appropriate Box If a Member of a Group*

                                     a. |_|
                                     b. |x|

3     SEC Use Only

4     Source of Funds  (See Instructions)
            PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6     Citizenship or Place of Organization

            United States of America

                  7     Sole Voting Power
 Number of                   649,167
   Shares
Beneficially      8     Shared Voting Power
  Owned By                      0

Each Reporting    9     Sole Dispositive Power
   Person                    649,167
    With
                  10    Shared Dispositive Power
                                0


11    Aggregate Amount Beneficially Owned by Each Reporting Person
                              649,167


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                         |x|


13    Percent of Class Represented By Amount in Row (11)
                                    2.6%

14    Type of Reporting Person  (See Instructions)
                                    IN

                               Page 4 of 8 Pages

            This Amendment No. 7 to Schedule 13D is filed on behalf of Trace International Holdings, Inc. ("Trace Holdings"), Trace Foam Sub, Inc. ("Trace Foam Sub"), and Marshall S. Cogan, and amends and supplements the Schedule 13D, dated December 14, 1993 (as amended, the "Schedule 13D"), as amended by Amendment No. 1 thereto filed on December 23, 1994, Amendment No. 2 thereto filed on March 6, 1995, Amendment No. 3 thereto filed on April 28, 1995, Amendment No. 4 thereto filed on August 28, 1997, Amendment No. 5 thereto filed on December 24, 1997 and Amendment No. 6 thereto filed on March 16, 1998, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 7 is being filed to reflect the execution of a merger agreement by and among Trace Holdings, Trace Merger Sub, Inc. a Delaware corporation and a wholly-owned subsidiary of Trace Holdings ("Merger Sub"), and the Issuer.

            The Schedule 13D is hereby amended as follows:

Item 4.  Purpose of Transaction.

            The following paragraph is added at the end of Item 4:

            On June 25, 1998, Trace Holdings, Merger Sub, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger") and each share of Common Stock, other than Common Stock held by Trace Holdings and its subsidiaries, treasury shares, and Common Stock with respect to which appraisal rights have been perfected, will be converted into the right to receive $18.75 per share in cash. Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, among others, (i) the approval and adoption of the Merger Agreement by the affirmative vote of holders of a majority of the outstanding shares of Common Stock entitled to vote thereon, (ii) the absence of any injunction preventing consummation of the Merger, (iii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) the absence of a material adverse change in the business of the Issuer, and (v) the receipt of requisite financing. As a result of the Merger, the Common Stock will cease to be quoted on the NASDAQ National Market System and the Common Stock will be deregistered under Section 12(g) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is filed as Exhibit N to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

            The following is added to Item 7:

EXHIBIT N      Agreement and Plan of Merger, dated as of June 25, 1998,
               by and among Trace International Holdings, Inc., a Delaware corporation, Trace Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Trace, and Foamex International Inc., a Delaware corporation.



                               Page 5 of 8 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              TRACE INTERNATIONAL HOLDINGS, INC.



                              By: /s/ Marshall S. Cogan
                                  -------------------------------------------
                                  Name:  Marshall S. Cogan
                                  Title: Chairman and Chief Executive Officer

Date: June 26, 1998

                               Page 6 of 8 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               TRACE FOAM SUB, INC.



                               By:    /s/ Marshall S. Cogan
                                   --------------------------------------
                               Name:  Marshall S. Cogan
                               Title: Chairman of the Board and President
Date: June 26, 1998

                               Page 7 of 8 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    /s/ Marshall S. Cogan
                                    ------------------------------
                                    Marshall S. Cogan

Date: June 26, 1998


                               Page 8 of 8 Pages